Exhibit 16.1

November 17, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Commissioners:

We have read the first and fourth paragraphs included under the caption Changes In and Disagreements With Accountants on Accounting and Disclosure section of Amendment No. 2 to Form S-1 of SofTech, Inc., expected to be filed with the Securities and Exchange Commission on or about November 17, 2011 and are in agreement with the statements concerning our Firm in those paragraphs.

We have no basis to agree or disagree with the other statements under the caption Changes In and Disagreements With Accountants on Accounting and Disclosure section of Amendment No. 2 to such Form S-1.

Very truly yours,

/s/ Caturano and Company Inc.

Boston, Massachusetts